UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:    333-109255

The Commerce Group, Inc.

(Exact name of registrant as specified in its charter)

211 Main Street
Webster, Massachusetts 01570
(508) 943-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.95% Senior Notes due 2013

(Title of each class of securities covered by this Form)

Common Stock, $.50 par value per share

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☐		☐

Approximate number of holders of record as of the certification or notice date:    49______

Pursuant to the requirements of the Securities Exchange Act of 1934, The Commerce Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

THE COMMERCE GROUP, INC.

Date: June 4, 2008	By:	/s/ Randall V. Becker
Randall V. Becker, Senior Vice President & Chief Financial Officer